SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación, s/n

28050 Madrid, Spain

3491-482 37 33

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 13, 2015 (File No. 333-204118). Telefónica, S.A. is filing the document set forth in the following Exhibit Index.

Exhibit Index

Item

1.1	Underwriting Agreement, dated April 24, 2017

4.4	Fifth Supplemental Indenture for the Fixed Rate Senior Notes Due 2047 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee, Paying Agent, Registrar and Transfer Agent, dated as of March 8, 2017 (incorporated by reference to Exhibit 4.4 of the Registrants’ Form 6-K filed on March 8, 2017)

4.5	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2047 (included in Exhibit 4.4)

4.6	Guarantee by Telefónica, S.A., dated as of April 28, 2017

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer and Guarantor, as to the legality of the securities being registered

5.2	Opinion of Uría Menéndez Abogados, S.L.P., counsel to the Issuer and Guarantor, as to the legality of the securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of Uría Menéndez Abogados, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 28, 2017	By:	/s/ Jesús Romero Albarracín
	Name:	Jesús Romero Albarracín
	Title:	Deputy Chief Financial Officer

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